MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

February 25, 2008

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:    MPM Technologies, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2006
       Filed April 17, 2007
       File No. 0-14910

Dear Mr. Hiller,

This letter is in response to your January 30, 2008 letter with comments on the above referenced filing. You have requested that we submit our letter of correspondence dated December 28, 2007 on EDGAR. This will be done as soon as practible. Again, we are submitting the requested changes in italics so that they can be easily distinguished from the original filing. The changed pages follow the end of this letter.

Note 11 - Mineral Properties
----------------------------

We have added disclosures based on the guidance in paragraph 8 of SFAS 144 and EITF 04-3.

Prepaid Royalty
---------------

We believe we are able to offset the prepaid royalty since the conditions described in paragraph 5 of FIN 39 have been satisfied. If you agree, we will amend our filing to reflect the offset.

Exhibit 32.1
------------

I have amended the dates of signature to agree to the originally filed Form 10-KSB.

Form 10-QSB for the Quarter Ended September 30, 2007
----------------------------------------------------

We have reviewed the information available when we filed the Form 10-KSB. We believe the settlements were properly disclosed in the first quarter of 2007 as that was when the settlements first came to our attention. We had no prior knowledge of the potential liability before the Form 10-KSB was filed.

Again, we appreciate your comments, and look forward to finalizing the changes needed to amend our Form 10-KSB for the year ended December 31, 2006.

Sincerely,




Glen Hjort
Chief Financial Officer

11.  Mineral Properties

During 1998, the Board of Directors authorized a plan to dispose of the Company's mineral properties and related mining assets. In 2001, the Board of Directors changed this plan to hold the mineral properties as an investment. Accordingly, the Company has classified these assets as mineral properties held for investment in its balance sheet at December 31, 2006 and 2005.

In accordance with guidelines established by the American Institute of Certified Public Accountants, we conducted impairment testing on these assets. Factors evaluated included whether there was a significant decrease in the market prices of the assets. This included not only the market price of the unimproved land, but also the market prices of the precious metals on the land. We also evaluated whether there was an adverse change in the extent or manner in which the long-lived asset was being used, or its physical condition. The costs associated with extracting the precious metals were also evaluated. We also evaluated whether there were factors that would demonstrate any continuing losses associated with the long-lived asset, and whether there was an expectation that, more likely than not, the long-lived asset would be sold or otherwise disposed of.

After all of these evaluations, management determined that there was no impairment of these assets, and, accordingly, no provision necessary for any losses on these assets.

                             MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

February 11, 2009

Ms. Tracie Towner
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:    MPM Technologies, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       File No. 0-14910

Dear Ms. Towner,

Thank you again for your assistance in our telephone call yesterday. You asked that we respond to your comments number 1 and 3. This letter will again be in response to those comments in your July 31, 2008 comment letter.

In response to your "General" comment number 1., Mr. Robert Little is putting the February 28, 2008 letter in EDGAR format, and will forward the EDGAR correspondence as soon as it is completed.

In response to your Financial Statements comment number 3., we propose to change the second paragraph of Note 10. Mineral Properties of our Form 10-KSB for the fiscal year ended December 31, 2007 as follows:

In accordance with guidelines established by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, we conducted impairment testing on these assets. Impairment testing was necessary because of the Company's current period operating and cash flow losses, and its history of operating and cash flow losses. Impairment is defined in the accounting literature as the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The mineral properties are carried on the balance sheet at December 31, 2007 in the amount of $1,070,368. In performing impairment testing, we based our assessment on the carrying amount of the asset as of the date of the impairment testing for recoverability. As part of our testing, we made certain assumptions about the use of the assets and assigned probability levels based on assumptions of activity levels involved in the use of the properties. The result of our testing was that there was no impairment in the carrying amount of the mineral properties.

The third paragraph of Note 10. Mineral Properties will be eliminated.

Hopefully, this will adequately answer the balance of your comments. If there is anything else needed, please feel free to contact us.

Sincerely,




Glen Hjort
Chief Financial Officer


cc:    Michael J. Luciano
       President & Chief Executive Officer